Exhibit 99.1

Radware Reports Third Quarter 2026 Financial Results

Third Quarter 2026 Financial Results and Highlights

•	Record quarterly revenue of $84.4 million, an increase of 12% year-over-year

•	Cloud ARR of $107 million, an increase of 21% year-over-year

•	Non-GAAP diluted EPS from continuing operations of $0.32; GAAP diluted EPS from continuing operations of $0.11

•	Cash flow provided by continuing operations activities of $15.5 million dollars

TEL AVIV, Israel, October 28, 2026 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the third quarter ended September 30, 2026.

“We delivered another record quarter, highlighted by accelerating revenue growth and continued expansion of our cloud security business,” said Roy Zisapel, President and Chief Executive Officer of Radware. “Customer demand for our application security solutions is robust, as reflected in our cloud bookings and large deal activity. As we continue to expand our cloud security platform with new AI security capabilities, customers are increasingly adopting Radware to protect applications, APIs, infrastructure, and AI environments through a unified platform.”

Financial Highlights for the Third Quarter 2026

Revenue for the third quarter of 2026 totaled $84.4 million:

•	Revenue in the Americas region was $39.6 million an increase of 12% from $35.4 million in the third quarter of 2025.

•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $25.6 million, an increase of 12% from $22.8 million in the third quarter of 2025.

•	Revenue in the Asia-Pacific (“APAC”) region was $19.2 million, an increase of 12% from $17.1 million in the third quarter of 2025.

GAAP net income from continuing operations for the third quarter of 2026 was $4.5 million, or $0.11 per diluted share, compared to GAAP net income from continuing operations of $8.2 million, or $0.19 per diluted share, for the third quarter of 2025.

Non-GAAP net income from continuing operations for the third quarter of 2026 was $13.9 million, or $0.32 per diluted share, compared to non-GAAP net income from continuing operations of $14.8 million, or $0.33 per diluted share, for the third quarter of 2025.

The appreciation of the Israeli shekel against the U.S. dollar had an adverse impact on expenses during the third quarter. Excluding the $4.6 million unfavorable impact of exchange rate movements in the third quarter of 2026, non-GAAP net income from continuing operations and non-GAAP diluted EPS from continuing operations would have been $17.8 million and $0.41, respectively. This compares with the reported $14.8 million and $0.33 per diluted share in the third quarter of 2025, representing year-over-year growth of 20% in non-GAAP net income from continuing operations and 24% in non-GAAP diluted EPS from continuing operations.

As of September 30, 2026, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $421.5 million. Operating cash flow provided by continuing operations was $15.5 million in the third quarter of 2026.

Conference Call

Radware management will host a call today, October 28, 2026, at 8:30 a.m. ET to discuss its third quarter 2026 results and fourth quarter 2026 outlook. To participate in the call, please use the following link: Q3 2026 earnings call registration link.

A replay of the call will be available within approximately 24 hours of the live event on the Investors section of Radware’s website at: https://www.radware.com/ir/financial-reports/.

Use of Non-GAAP Financial Information and Key Performance Indicators

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Any forward-looking statements made herein that are not statements of historical fact, including statements about Radware’s plans, objectives, expectations, beliefs, projections, future financial performance, business strategies, market opportunities, and developments in our industry, are forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project,” “forecast,” “target,” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.”

Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global market and economic conditions; our dependence on independent distributors; disruptions in our supply chain, including shortages of components or manufacturing capacity; our reliance on a limited number of vendors; our ability to attract, train and retain qualified personnel; intense competition in the cybersecurity and application delivery markets; our ability to develop new solutions and enhance existing solutions; risks related to defects, vulnerabilities or failures in our products or services, including cybersecurity incidents affecting our systems or those of our customers; risks associated with the use of artificial intelligence technologies, including evolving regulatory frameworks, litigation exposure and reputational considerations; risks related to our information technology systems, including failures, disruptions or security breaches; outages, interruptions, or delays in hosting or cloud-based services; risks related to the interoperability of our products; risks associated with our global operations; and geopolitical risks, including instability in the Middle East and Israel.

These factors are not exhaustive. For a more detailed description of the risks and uncertainties affecting Radware, please refer to Radware’s Annual Report on Form 20-F and other reports filed with or furnished to the Securities and Exchange Commission (SEC) from time to time.

Forward-looking statements speak only as of the date on which they are made, and, except as required by applicable law, Radware undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of such statements. Radware’s public filings are available from the SEC’s website at www.sec.gov or on Radware’s website at www.radware.com.

###

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, API, and AI security solutions use AI-driven algorithms for precise, behavior-based, real-time protection against sophisticated web, application, and DDoS attacks, API abuse, business logic threats, and malicious bots. Radware delivers end-to-end API security, including discovery, posture management, testing, and runtime protection, along with advanced protection for AI agents and models. Enterprises and carriers worldwide rely on Radware to address evolving cyberthreats, protect their brands and business operations, and reduce costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook, LinkedIn, Radware Blog, X, and YouTube.

©2026 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:

Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:

Gina Sorice, ginaso@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	102,934	102,748
Marketable securities	31,546	15,900
Short-term bank deposits	129,882	129,961
Trade receivables, net	40,654	34,604
Other receivables and prepaid expenses	12,983	10,639
Inventories	13,981	13,220
Current assets held for sale	3,244	9,435
	335,224	316,507

Long-term investments
Marketable securities	55,797	71,398
Long-term bank deposits	101,344	131,922
Other assets	3,067	2,830
	160,208	206,150

Property and equipment, net	18,273	16,387
Goodwill and intangible assets, net	77,171	72,159
Other long-term assets	47,136	40,641
Operating lease right-of-use assets	13,490	15,456
Long-term assets held for sale	3,077	3,865
Total assets	654,579	671,165

Liabilities and equity

Current liabilities
Trade payables	6,640	7,231
Deferred revenues	123,256	111,917
Operating lease liabilities	4,747	4,862
Other payables and accrued expenses	60,293	67,948
Current liabilities held for sale	1,735	2,325
	196,671	194,283

Long-term liabilities
Deferred revenues	84,025	65,764
Operating lease liabilities	10,144	11,970
Other long-term liabilities	7,642	8,464
Long-term liabilities held for sale	7	-
	101,818	86,198

Equity
Radware Ltd. equity
Share capital	776	770
Additional paid-in capital	600,338	578,652
Accumulated other comprehensive income (loss)	(1,166)	1,393
Treasury stock, at cost	(439,410)	(377,561)
Retained earnings	154,000	146,107
Total Radware Ltd. shareholder's equity	314,538	349,361

Non–controlling interest	41,552	41,323

Total equity	356,090	390,684

Total liabilities and equity	654,579	671,165

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	84,364	75,273	246,457	221,403
Cost of revenues	16,573	14,142	47,504	41,608
Gross profit	67,791	61,131	198,953	179,795

Operating expenses, net:
Research and development, net	24,058	18,306	68,934	54,021
Selling and marketing	31,719	30,845	96,575	92,222
General and administrative	9,853	6,172	24,296	18,596
Total operating expenses, net	65,630	55,323	189,805	164,839

Operating income	2,161	5,808	9,148	14,956
Financial income, net	4,731	4,674	12,046	12,853
Income before taxes on income from continuing operations	6,892	10,482	21,194	27,809
Taxes on income	2,382	2,249	6,682	6,586
Net income from continuing operations	4,510	8,233	14,512	21,223
Loss from discontinued operations	(1,874)	(2,583)	(6,619)	(7,007)
Net income	2,636	5,650	7,893	14,216

Basic net income (loss) per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.11	0.19	0.34	0.49
Discontinued operations	(0.05)	(0.06)	(0.16)	(0.16)
Total basic net income per share attributed to Radware Ltd.'s shareholders	0.06	0.13	0.18	0.33

Weighted average number of shares used to compute basic net income per share	41,379,608	42,833,456	41,956,824	42,774,664

Diluted net income (loss) per share attributed to Radware Ltd.'s shareholders:
Continuing operations	0.11	0.19	0.34	0.48
Discontinued operations	(0.05)	(0.06)	(0.16)	(0.16)
Total diluted net income per share attributed to Radware Ltd.'s shareholders	0.06	0.13	0.18	0.32

Weighted average number of shares used to compute diluted net income per share	43,546,668	44,951,866	43,904,670	44,582,652

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	67,791	61,131	198,953	179,795
Share-based compensation	158	143	438	394
Amortization of intangible assets	732	733	2,198	2,199
Non-GAAP gross profit	68,681	62,007	201,589	182,388

GAAP research and development, net	24,058	18,306	68,934	54,021
Share-based compensation	2,118	1,223	5,529	3,617
Amortization of intangible assets	137	-	390	-
Non-GAAP research and development, net	21,803	17,083	63,015	50,404

GAAP selling and marketing	31,719	30,845	96,575	92,222
Share-based compensation	2,543	2,605	8,474	8,327
Non-GAAP selling and marketing	29,176	28,240	88,101	83,895

GAAP general and administrative	9,853	6,172	24,296	18,596
Share-based compensation	4,037	1,353	7,255	4,125
Acquisition costs	-	99	389	390
Non-GAAP general and administrative	5,816	4,720	16,652	14,081

GAAP total operating expenses, net	65,630	55,323	189,805	164,839
Share-based compensation	8,698	5,181	21,258	16,069
Amortization of intangible assets	137	-	390	-
Acquisition costs	-	99	389	390
Non-GAAP total operating expenses, net	56,795	50,043	167,768	148,380

GAAP operating income	2,161	5,808	9,148	14,956
Share-based compensation	8,856	5,324	21,696	16,463
Amortization of intangible assets	869	733	2,588	2,199
Acquisition costs	-	99	389	390
Non-GAAP operating income	11,886	11,964	33,821	34,008

GAAP financial income, net	4,731	4,674	12,046	12,853
Exchange rate differences, net on balance sheet items included in financial income, net	(242)	498	1,356	2,680
Non-GAAP financial income, net	4,489	5,172	13,402	15,533

GAAP income before taxes on income from continuing operations	6,892	10,482	21,194	27,809
Share-based compensation	8,856	5,324	21,696	16,463
Amortization of intangible assets	869	733	2,588	2,199
Acquisition costs	-	99	389	390
Exchange rate differences, net on balance sheet items included in financial income, net	(242)	498	1,356	2,680
Non-GAAP income before taxes on income from continuing operations	16,375	17,136	47,223	49,541

GAAP taxes on income	2,382	2,249	6,682	6,586
Tax related adjustments	78	62	231	185
Non-GAAP taxes on income	2,460	2,311	6,913	6,771

GAAP net income from continuing operations	4,510	8,233	14,512	21,223
Share-based compensation	8,856	5,324	21,696	16,463
Amortization of intangible assets	869	733	2,588	2,199
Acquisition costs	-	99	389	390
Exchange rate differences, net on balance sheet items included in financial income, net	(242)	498	1,356	2,680
Tax related adjustments	(78)	(62)	(231)	(185)
Non-GAAP net income from continuing operations	13,915	14,825	40,310	42,770

Non-GAAP loss from discontinued operations	1,570	2,205	5,762	5,737

Non-GAAP net income	12,345	12,620	34,548	37,033

GAAP diluted net income per share from continuing operations	0.11	0.19	0.34	0.47
Share-based compensation	0.20	0.12	0.49	0.37
Amortization of intangible assets	0.02	0.01	0.06	0.05
Acquisition costs	0.00	0.00	0.01	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	(0.01)	0.01	0.03	0.06
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.00)
Non-GAAP diluted net earnings per share from continuing operations	0.32	0.33	0.92	0.96

Non-GAAP diluted net loss per share from discontinued operations	(0.04)	(0.05)	(0.14)	(0.13)

Non-GAAP diluted net earnings per share	0.28	0.28	0.78	0.83

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	43,546,668	44,951,866	43,904,670	44,582,652

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	2,636	5,650	7,893	14,216
Loss from discontinued operations activities	1,874	2,583	6,619	7,007
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,951	2,542	8,455	8,018
Share-based compensation	8,856	5,324	21,696	16,463
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	(5)	150	132	(104)
Decrease in accrued interest on bank deposits	(495)	(1,501)	(1,573)	(5,941)
Increase (decrease) in accrued severance pay, net	120	(28)	(360)	48
Increase in trade receivables, net	(1,174)	(7,127)	(6,050)	(13,180)
Increase in other receivables and prepaid expenses and other long-term assets	(3,223)	(2,540)	(10,475)	(3,628)
Decrease (increase) in inventories	(326)	(14)	(761)	704
Increase (decrease) in trade payables	(1,517)	1,546	(591)	144
Increase (decrease) in deferred revenues	(1,280)	(12,124)	29,600	4,347
Increase (decrease) in other payables and accrued expenses	7,551	3,274	(6,151)	8,836
Operating lease liabilities, net	(477)	195	25	1,195
Net cash provided by (used in) operating activities - continuing operations	15,491	(2,070)	48,459	38,125
Net cash used in operating activities - discontinued operations	(1,859)	(2,104)	(6,049)	(5,365)
Net cash provided by (used in) operating activities	13,632	(4,174)	42,410	32,760

Cash flows from investing activities:

Purchase of property and equipment	(3,075)	(1,879)	(7,753)	(5,649)
Proceeds from (investment in) other long-term assets, net	(20)	(12)	(36)	78
Proceeds from (investment in) bank deposits, net	19,609	(12,551)	32,230	(57,064)
Investment in, redemption of and purchase of marketable securities ,net	(579)	958	(1,524)	11,913
Acquisition of subsidiary, net of cash acquired	-	-	(5,938)	-
Proceeds from other deposits	-	-	-	5,000
Net cash provided by (used in) investing activities - continuing operations	15,935	(13,484)	16,979	(45,722)
Net cash provided by investing activities - discontinued operations	3,022	1,096	6,322	4,694
Net cash provided by (used in) investing activities	18,957	(12,388)	23,301	(41,028)

Cash flows from financing activities:

Proceeds from exercise of share options	(2)	1	2	2
Payment of contingent consideration related to acquisition	-	-	(3,405)	(3,167)
Repurchase of shares	(13,690)	-	(61,849)	-
Net cash used in financing activities - continuing operations	(13,692)	1	(65,252)	(3,165)
Net cash used in financing activities - discontinued operations	-	-	-	-
Net cash provided by (used in) financing activities	(13,692)	1	(65,252)	(3,165)

Increase (decrease) in cash and cash equivalents	18,897	(16,561)	459	(11,433)
Cash and cash equivalents at the beginning of the period	86,640	103,842	105,078	98,714
Cash and cash equivalents at the end of the period	105,537	87,281	105,537	87,281
Less cash and cash equivalents of discontinued operations	(2,603)	(2,202)	(2,603)	(2,202)
Cash and cash equivalents at the end of the period - continuing operations	102,934	85,079	102,934	85,079

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income for continuing operations	4,510	8,233	14,512	21,223
Exclude: Financial income, net	(4,731)	(4,674)	(12,046)	(12,853)
Exclude: Depreciation and amortization expense	2,951	2,542	8,455	8,018
Exclude: Taxes on income	2,382	2,249	6,682	6,586
EBITDA	5,112	8,350	17,603	22,974

Share-based compensation	8,856	5,324	21,696	16,463
Acquisition costs	-	99	389	390
Adjusted EBITDA for continuing operations	13,968	13,773	39,688	39,827

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Amortization of intangible assets	869	733	2,588	2,199
Depreciation	2,082	1,809	5,867	5,819
	2,951	2,542	8,455	8,018